Filed by: Qualtrics International Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: SAP SE

Subject Company’s Commission File No.: 001-14251

On January 28, 2021, the following communication was sent via email to eligible employees of Qualtrics International Inc. (“Qualtrics”), SAP SE (“SAP”) and their subsidiaries in connection with Qualtrics’ and SAP’s offer to exchange certain outstanding awards for restricted stock units with respect to shares of Class A common stock of Qualtrics.

Team,

Please see below for the final details of the equity exchange offer. The Compensation Team is working on updating the numbers in Shareworks now. By early next week, you should be able to log into your Shareworks account at this link to see your updated RSU info for XM stock, including amounts from the equity exchange offer, the salary adjustment offer, and IPO grants.

Thanks,

Blake

***

The final exchange ratio in connection with the previously announced exchange offer is 4.2734 (number has been rounded). The exchange ratio is a fraction, the numerator of which is the average of the volume weighted average price per share of SAP stock on Xetra for the final five full trading days prior to January 27, 2021, the expiration date of the exchange offer, and the denominator of which is the initial public offering price of Qualtrics Class A common stock.

The average of the volume weighted average price per share of SAP stock on Xetra on January 20, 2021, January 21, 2021, January 22, 2021, January 25, 2021, and January 26, 2021 and the initial public offering price of Qualtrics Class A common stock, which were used to calculate the final exchange ratio, were $128.2018 and $30.00, respectively. The exchange ratio will be used for the conversion of any cash-settled RSUs of SAP. The exchange quotient, which will be used for the conversion of any cash-settled fixed value rights, is determined by dividing the cash value of an existing fixed value right by the initial public offering price of $30.00.

The number of Qualtrics RSUs received in the exchange will be rounded down to the nearest whole share on an award-by-award basis. Accordingly, Qualtrics RSUs will not be granted for fractional shares, and tendering employees will not be compensated for fractional shares they would have otherwise received.

You are able to obtain a free copy of the Prospectus – Offer to Exchange and other related documents filed with the SEC by Qualtrics and SAP at the SEC’s web site at www.sec.gov. You are also able to obtain a copy of these documents by contacting the information agent, D.F. King & Co., Inc., at (866) 340-7108 (toll-free, U.S. & Canada), (212) 269-5550 (call collect) or Qualtrics@dfking.com (e-mail).